PowerMedChairs

A Nevada Corporation

_________________________________________________________________________________

8221 E. Washington Street, Chagrin Falls, OH 44023

Telephone: (440) 543-4645

July 16, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Brian Soares

Re: PowerMedChairs

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2013

File No. 333-188781

Dear Mr. Soares:

On behalf of PowerMedChairs (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 11, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on May 23, 2013 and subsequently amended on June 25, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 2 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

The adoption of healthcare reform…, page 13

1. We note you have added a risk factor regarding the medical device excise tax, but it is unclear from your disclosure how the tax is expected to have an impact on your business in light of the exemption relating to wheelchairs. Please advise or revise accordingly.

Response: We respectfully note the Staff’s comment. We must admit, we were not aware of the exemption relating to the tax on wheelchairs. Therefore, we have revised this section to remove the reference to this tax with regards to wheelchairs.

Changes in government and other…, page 13

2. Your disclosure on page 31 appears to indicate that your customers will be wheelchair users, whereas the first sentence in this risk factor added in response to prior comment 5 suggests that your customers will be healthcare providers. Please advise or revise.

Response: We have revised the disclosure, formerly on page 31, now page 33, that our customers will be wheelchair users.

Liquidity and Capital Resources, page 34

3. Refer to our prior comment 18. We see from your response that you spent $10,000 on prepaid legal fees and note that the prepaid fee is listed as an asset on the books of the company. Please tell us and revise the filing to disclose more about the nature of the legal fees, including the business purpose of the expenditure. Also, tell us your consideration of the guidance at FASB ASC 720-15-25 and its impact, if any, on how you accounted for and presented the referenced prepaid legal fees.

Response: We have revised the filing, in the first paragraph under Liquidity and Capital Resources to disclose “the prepaid legal expense represents funds we deposited with our corporate attorney to be utilized to prepare the required paperwork and any required responses for our future listing on the OTC-BB, after our registration statement becomes effective.”

With regards to FASB ASC 720-15-25, this relates to legal fees related to organization and incorporation of the business, drafting bylaws, administration, custody and transfer agent agreements and research and consultation services in connection with initial directors meeting. These prepaid legal fees, as disclosed above, do not have anything to do with our organizational costs.

Service Agreement, page 43

4. We note your revisions in response to prior comment 20. Please expand to disclose the rate at which your will be compensated under the agreement and describe the discount offered to A&A. If the rate at which you will bill A&A has not been determined, revise to so state. Also, where you note the term of the agreement, explain the automatic renewal provision.

Response: We have revised our disclosure to the state the rate at which we will bill A&A has not yet been determined. We have also added disclosure to explain the automatic renewal provision. This disclosure has been added as bullet points to the material terms of the Service Agreement, in both the Registration Statement and Financial Footnotes.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

PowerMedChairs

By: /s/ Anton Yeranossian

Anton Yeranossian

Chief Executive Officer

cc: Thomas C. Cook, Esq.